UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission file number 001-39355

BROOKFIELD RENEWABLE CORPORATION

(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor

New York, New York 10281

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE CORPORATION

Date: August 25, 2020	By:	/s/ Jennifer Mazin
		Name:	Jennifer Mazin
		Title:	General Counsel and Corporate Secretary

Exhibit Index

Exhibit	Description

99.1	Business Acquisition Report of Brookfield Renewable Corporation dated August 25, 2020.

99.2	Unaudited interim condensed combined carve-out financial statements of the United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. as of June 30, 2020 and December 31, 2019 and for the three and six month periods ended June 30, 2020 and June 30, 2019